

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2023

Robert Clark
Chief Executive Officer
KONA GOLD BEVERAGE, INC.
746 North Drive, Suite A
Melbourne, Florida 32934

> **Re: KONA GOLD BEVERAGE, INC.**
> **Registration Statement on Form S-1**
> **Filed on May 22, 2023**
> **File No. 333-272118**

Dear Robert Clark:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at (202) 551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing